2600 One Commerce Square
Philadelphia, PA  19103-7098
 T:  (215) 564-8099
 F:  (215) 564-8120

April 30, 2010

Via EDGAR Transmission and E-mail

Brick Barrientos
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	Academy Funds Trust
File Nos. 811-22135/333-146827

Dear Mr. Barrientos:

On behalf of Academy Funds Trust (the “Registrant”), the following are the Registrant’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to Post-Effective Amendment No. 2 (the “Amendment”) to the Registrant’s Registration Statement on Form N-1A, which was filed on February 26, 2010 for the purpose of revising the Registrant’s prospectus and statement of additional information to comply with the new “summary” format for Form N-1A.  Each Staff comment is summarized below, followed by the Registrant’s response to the comment.

A.  Prospectus

1.             Comment:  On the cover page, include the legend required by Rule 498(b)(1)(v).

Response:  The legend will be included if the Registrant elects to use a summary prospectus to satisfy its prospectus delivery obligation.

2.             Comment:  Prior to the Registrant’s 485(b) filing, complete the fee table and example and e-mail it to barrientosb@sec.gov for review.

                Response:  The requested revisions and submission will be made.

Brick Barrientos
April 30, 2010

3.             Comment:  In the fee table, remove footnote 1 and include a parenthetical immediately after the heading “Redemption fees” stating that the fee is applicable to shares sold or exchanged within 90 days of purchase.

Response:  The requested change will be made.

4.             Comment:  In the fee table, remove the second sentence in footnote 2 concerning the ability of the Registrant’s adviser to recoup waived fees or reimbursed expenses.

Response:  The Registrant believes that this is material information that an average investor should be aware of.  Moreover, the Registrant believes that the information is presented concisely and in easily understandable language.  Consequently, the Registrant respectfully declines to accept this comment.

5.             Comment:  In the fee table, revise the last sentence of footnote 2 to state clearly whether the Fund or the Adviser may terminate the agreement.

Response:  In order to permit the Registrant to show the Academy Select Opportunities Fund’s (the “Fund”) net expenses after waivers in the fee table, the Registrant has entered into a new expense limitation agreement, which continues the currently effective expense cap for a period of one-year, from April 30, 2010 through April 30, 2011.  The new expense limitation agreement does not include terms addressing the ability to terminate the agreement because the agreement has a one-year term, and it is not contemplated that the agreement may be terminated during that time, otherwise the Fund would not be permitted to show its net expenses in the fee table.  At the end of the one-year period, the agreement expires and the Registrant and its adviser will need to enter into a new agreement if the expense caps are to be continued.  Consequently, the Registrant believes that it is more appropriate to remove the last sentence in the footnote.

6.             Comment:  Under the “Principal Investment Strategies” section, shorten the discussion of the Fund’s principal investment strategies to one paragraph.

Response:  The Registrant believes that the current disclosure appropriately summarizes the Fund’s principal investment strategies.  Therefore, the Registrant respectfully declines to accept this comment.

7.             Comment:  Under the “Principal Investment Strategies” section, describe the specific asset types in which the fund invests.

Response:  The second to last sentence in the first paragraph under the “Principal Investment Strategies” section will be revised as follows:  “The Fund invests primarily in U.S. equity securities (typically, common stocks), but may, to a lesser extent, invest in equity securities of foreign companies.”

8.             Comment:  In the “Performance” section, below the performance table, remove the footnote describing the fund’s benchmark.

Brick Barrientos
April 30, 2010

Response:  The requested change will be made.

9.             Comment:  In the “Taxes” section, disclose that investments in a tax-deferred account will be taxed at a later date.

Response:  The following language will be added at the end of the paragraph: “Investments in the Fund made through a tax-deferred account will be taxed at a later time.”

10.           Comment:  In the “More Information about the Fund’s Strategies and Investments” section, differentiate between principal and non-principal strategies.

Response:  The heading in this section will be revised to reflect that the disclosure provides supplemental information about the Fund’s principal investment strategies and risks.

11.           Comment:  In the Privacy Notice, remove the sentence in parenthesis that states: “This page is not a part of the Prospectus.”

Response:  The requested change will be made.

12.           Comment:  In the back cover, revise the ZIP code for the Commission’s Public Reference Room to state 20549-1520.

Response:  The requested change will be made.

B. Statement of Additional Information

13.           Comment:  Under “Disclosure of Portfolio Holdings Information,” the second sentence in the second paragraph includes a parenthetical listing who may receive portfolio holdings information.  Explain what you mean by “including, but without limitation.”

Response:  The parenthetical is intended merely to illustrate the types of third parties that may receive portfolio holdings information, but is not intended to provide an exclusive list of those who may receive such information, as that may vary over time.

14.           Comment:  Under “Disclosure of Portfolio Holdings Information,” describe the arrangements with each service provider, including the length of the lag between the date of the information and the date the information is provided to the service providers under those arrangements.

Response:  The third paragraph of this section describes these third-party service provider arrangements by: explaining which of the Fund’s third-party service providers receive portfolio holdings information, noting that they are under an obligation to keep this information confidential, and stating that they receive such on an ongoing basis.  As service providers to the

Brick Barrientos
April 30, 2010

Registrant, they receive this information on an as-needed basis with no time lag (as typically, they could not fulfill their responsibilities to the Registrant or satisfy SEC filing requirements if they did).  Accordingly, the Registrant respectfully declines to accept this comment.

15.           Comment:  Under “Management of the Trust,” include disclosure addressing the new governance and risk disclosure rules under Form N-1A.

Response:  The statement of additional information will be revised to comply with these new requirements.

*           *           *

Please do not hesitate to contact me at the above number if you have any questions or wish to discuss any of the responses presented above.

Sincerely yours,

/s/ Nicolas Lombo
Nicolas Lombo

cc:           David Jacovini, Academy Funds
Jonathan M. Kopcsik